NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona, 7403635 Israel

January 21, 2016

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd.

Amendment No. 1 to Registration Statement on Form 20-F

Filed on December 8, 2015

File No. 001-37600

Dear Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of January 4, 2016, regarding the abovementioned registration statement. For your convenience, each of your original comments appears in bold text, followed by our response. On January 21, 2016, we filed an amended registration statement on Form 20-F. Page references in our responses are to the amended Form 20-F.

Business Overview

Market Opportunity, page 26

1. In your revised disclosure on page 26 in response to prior comment 9, you estimate that there are 1,000,000 existing users of software that design and plan electronic circuits. Your source documents to support this figure are based on dated reports from 2004 to 2008. Please advise us whether there are more recent reports available to support your estimate. Alternatively, expand your disclosure consist with your response to disclose the basis for your estimates, including the dates of the reports relied upon.

Response: We have revised our disclosure on page 26.

Operating and Financial Review and Prospects, page 30

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 31

2. We note your response to prior comment 18 regarding your subcontractor expenses. Please revise where appropriate to provide more detail regarding the projects or services performed by these “development consultants and service providers.” To the extent any of your agreements with these consultants or service providers is material, please provide a description of each such agreement.

Response: We have revised our disclosure on page 32. Our business does not depend on the services provided by these consultants or service providers, and we do not otherwise consider the services provided by such consultants and service providers as material. Therefore, we have not provided a description of each such agreement.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

January 21, 2016

Results of Operations, page 33

3. We note your response to prior comment 19 regarding the impact of your headcount and payroll expenses in each of your expense categories such as research and development. Please revise to disclosure the changed in headcount for each relevant expense category.

Response: We have revised our disclosure on pages 34 and 35.

In addition to the foregoing, we would like to readdress prior comments 25 and 26 of your letter dated November 17, 2015.

Auditor's Report, page F-12

Prior Comment 25. We note from the auditor's report that the audits were performed in accordance with the accepted audit standards in Israel rather than the standards of the Public Company Accounting Oversight Board (United States) as required by paragraph 3 of PCAOB Auditing Standard No. 1. That guidance requires that audits of issuers be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please amend the filing to include financial statements that are audited in accordance with these standards.

Response: We have amended the filing to include financial statements that have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Prior Comment 26. We note that the auditor's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Response: We have amended the filing to include an audit report that includes an opinion on the compliance of the financial statements with IFRS as issued by the IASB.

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If you have any questions or require additional information, please call our attorney, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Chief Executive Officer

cc:	Edwin Kim
Barbara C. Jacobs
Morgan Youngwood
Craig Wilson